Exhibit 99.2

Second Quarter Report – 2013

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS

(In millions of United States dollars, except for per share amounts – Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2013	2012	2013	2012
			Note 3		Note 3

Revenues	9(c)	$889	$1,081	$1,904	$2,292

Mine operating costs

Production costs	5	(545)	(446)	(1,048)	(935)

Depreciation and depletion	6(g) & 9	(165)	(144)	(315)	(285)

		(710)	(590)	(1,363)	(1,220)

Earnings from mine operations		179	491	541	1,072

Exploration and evaluation costs	6(c)	(12)	(16)	(25)	(35)

Share of net earnings (losses) of associates	8	17	(17)	54	(3)

Impairment of mining interests and goodwill	6(a) & 7	(2,558)	-	(2,558)	-

Corporate administration		(63)	(57)	(123)	(129)

(Loss) earnings from operations and associates	9	(2,437)	401	(2,111)	905

Losses on securities, net	12(b)	(9)	(57)	(12)	(62)

Gains on derivatives, net	12(a)	22	67	71	122

Finance costs		(18)	(9)	(28)	(15)

Other (expenses) income		5	(7)	2	7

(Loss) earnings before taxes		(2,437)	395	(2,078)	957

Income tax recovery (expense)	11 & 12(d)(iii)	503	(127)	453	(210)

Net (loss) earnings attributable to shareholders of Goldcorp Inc.		$(1,934)	$268	$(1,625)	$747

Net (loss) earnings per share

Basic	14	$(2.38)	$0.33	$(2.00)	$0.92

Diluted	14	(2.38)	0.26	(2.01)	0.78

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2013

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In millions of United States dollars – Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2013	2012	2013	2012
			Note 3		Note 3

Net (loss) earnings attributable to shareholders of Goldcorp Inc.		$(1,934)	$268	$(1,625)	$747

Other comprehensive loss, net of tax	12(b)

Items that may be reclassified subsequently to net (loss) earnings:

Mark-to-market losses on available-for-sale securities		(32)	(78)	(66)	(66)

Reclassification adjustment for impairment losses included in net (loss) earnings		9	50	13	55

Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net (loss) earnings		-	-	(1)	-

		(23)	(28)	(54)	(11)

Total comprehensive (loss) income attributable to shareholders of Goldcorp Inc.		$(1,957)	$240	$(1,679)	$736

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2013

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of United States dollars – Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2013	2012	2013	2012
			Note 3		Note 3
Operating Activities
Net (loss) earnings		$(1,934)	$268	$(1,625)	$747
Adjustments for:
Dividends from associates	8(f)	23	-	44	-
Reclamation expenditures		(5)	(6)	(8)	(11)
Items not affecting cash:
Losses on securities, net		9	57	12	62
Impairment of mining interests and goodwill	6(a) & 7	2,558	-	2,558	-
Impairment of Primero convertible note		-	8	-	8
Depreciation and depletion	6(g) & 9	165	144	315	285
Share of net (earnings) losses of associates	8	(17)	17	(54)	3
Share-based compensation expense	13	22	22	40	50
Unrealized gains on derivatives, net	12(a)	(13)	(67)	(62)	(122)
Accretion of reclamation and closure cost obligations		5	3	10	7
Deferred income tax (recovery) expense	11	(486)	73	(569)	(78)
Other		18	-	23	(2)
Change in working capital	15	(265)	(9)	(310)	(100)
Net cash provided by operating activities		80	510	374	849
Investing Activities
Expenditures on mining interests	9(e)	(517)	(579)	(996)	(1,116)
Deposits on mining interests expenditures		(65)	(46)	(119)	(96)
Interest paid	6(b), 9(e) & 10	-	-	(9)	(9)
Purchases of money market securities and other investments	12(d)(ii) & 15	(45)	(3)	(598)	(17)
Proceeds from sales of securities and other investments, net		105	10	113	283
Other		(2)	3	(1)	11
Net cash used in investing activities		(524)	(615)	(1,610)	(944)
Net cash provided by investing activities of discontinued operations	15	-	-	8	5
Financing Activities
Debt borrowings, net of borrowing costs	10	-	-	1,481	-
Borrowings from associates	12(d)(ii)	-	-	131	-
Common shares issued, net of issue costs		-	3	-	9
Dividends paid to shareholders	14	(121)	(110)	(243)	(219)
Net cash (used in) provided by financing activities		(121)	(107)	1,369	(210)
Effect of exchange rate changes on cash and cash equivalents		1	-	1	-
(Decrease) increase in cash and cash equivalents		(564)	(212)	142	(300)
Cash and cash equivalents, beginning of period		1,463	1,370	757	1,458
Cash and cash equivalents, end of period	15	$899	$1,158	$899	$1,158

Supplemental cash flow information (note 15)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2013

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(In millions of United States dollars – Unaudited)

	Note	June 30 2013	December 31 2012	January 1 2012
			Note 3	Note 3
Assets
Current assets
Cash and cash equivalents	15	$899	$757	$1,458
Money market investments	12(d)(ii)	491	-	272
Accounts receivable	12(a)	454	567	403
Inventories and stockpiled ore		811	696	550
Notes receivable		5	5	40
Other		334	170	88
		2,994	2,195	2,811
Mining interests
Owned by subsidiaries	6 & 7	22,384	23,902	22,249
Investments in associates	6 & 8	2,701	2,663	1,940
	6 & 7	25,085	26,565	24,189
Goodwill		1,454	1,737	1,737
Investments in securities		92	162	207
Notes receivable		28	37	42
Deposits on mining interests expenditures		141	95	73
Other		235	188	87
Total assets	9	$30,029	$30,979	$29,146
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$817	$830	$545
Income taxes payable		84	101	32
Derivative liabilities	12(a)	54	68	65
Other	12(d)(ii)	224	69	39
		1,179	1,068	681
Deferred income taxes		4,852	5,434	5,442
Long-term debt	10	2,287	783	737
Derivative liabilities	12(a)	18	79	237
Provisions		481	500	355
Income taxes payable		58	62	113
Other		112	124	96
Total liabilities	9	8,987	8,050	7,661
Equity
Shareholders’ equity
Common shares, stock options and restricted share units		17,152	17,117	16,992
Investment revaluation reserve		(3)	51	43
Retained earnings		3,680	5,548	4,237
		20,829	22,716	21,272
Non-controlling interests		213	213	213
Total equity		21,042	22,929	21,485
Total liabilities and equity		$30,029	$30,979	$29,146

Commitments and contingencies (notes 12(d)(ii) & 16); Subsequent event (note 17)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2013

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of United States dollars, shares in thousands – Unaudited)

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non-controlling interests	Total

At January 1, 2013	811,519	$16,865	$252	$51	$5,548	$22,716	$213	$22,929
Total comprehensive income

Net earnings	-	-	-	-	(1,625)	(1,625)	-	(1,625)

Other comprehensive loss	-	-	-	(54)	-	(54)	-	(54)
	-	-	-	(54)	(1,625)	(1,679)	-	(1,679)
Stock options exercised and restricted share units issued and vested (notes 13(a) & (b))	572	27	(27)	-	-	-	-	-

Share-based compensation expense (note 13(c))	-	-	35	-	-	35	-	35

Dividends (note 14)	-	-	-	-	(243)	(243)	-	(243)

At June 30, 2013	812,091	$16,892	$260	$(3)	$3,680	$20,829	$213	$21,042

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non-controlling interests	Total

At January 1, 2012	809,941	$16,793	$199	$43	$4,237	$21,272	$213	$21,485
Total comprehensive income

Net earnings	-	-	-	-	747	747	-	747

Other comprehensive loss	-	-	-	(11)	-	(11)	-	(11)
	-	-	-	(11)	747	736	-	736
Stock options exercised and restricted share units issued and vested (notes 13(a) & (b))	642	27	(18)	-	-	9	-	9

Share-based compensation expense (note 13(c))	-	-	48	-	-	48	-	48

Dividends (note 14)	-	-	-	-	(219)	(219)	-	(219)

At June 30, 2012	810,583	$16,820	$229	$32	$4,765	$21,846	$213	$22,059

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc. is the ultimate parent company of its consolidated group (“Goldcorp” or “the Company”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Company is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.

At June 30, 2013, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina (note 3); the Marigold (66.7% interest) and Wharf gold mines in the United States; and the Pueblo Viejo gold/silver/copper mine (40% interest) in the Dominican Republic (note 16(a)).

The Company’s significant development projects at June 30, 2013 were comprised of the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the El Morro gold/copper project (70% interest) in Chile; the Camino Rojo gold/silver project in Mexico; and the Cerro Blanco gold/silver project in Guatemala. The Company also owns a 27.0% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine (“San Dimas”)) in Mexico, and a 39.8% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal silver project in Guatemala (“Escobal”).

2.	BASIS OF PREPARATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012.

The accounting policies applied in preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2012, with the exception of the application of certain new and amended IFRSs issued by the IASB, which were effective from January 1, 2013. Those new and revised IFRSs which had a significant impact on the Company’s unaudited condensed interim consolidated financial statements are described in note 3. Note 3 includes reconciliations of the Company’s unaudited condensed interim consolidated balance sheets, consolidated statements of (loss) earnings, consolidated statements of comprehensive (loss) income and consolidated statements of cash flows for the 2012 comparative periods which were previously disclosed in the Company’s unaudited condensed interim consolidated financial statements.

The Company’s interim results are not necessarily indicative of its results for a full year.

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Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

Significant judgements and estimates

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in notes 5 and 6 to the Company’s audited consolidated financial statements for the year ended December 31, 2012. Additional significant judgements and estimates applied to the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2013 are disclosed in note 7.

Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. All amounts are expressed in millions of United States (“US”) dollars, unless otherwise stated. References to C$ are to Canadian dollars. The principal subsidiaries (mine sites and operating segments) of Goldcorp and their geographic locations at June 30, 2013 were as follows:

Direct parent company (mine site and operating segment) (note 9)	Location	Ownership interest	Mining properties and development projects owned (note 6)
Red Lake Gold Mines Ontario Partnership (“Red Lake”)	Canada	100%	Red Lake and Campbell Complexes, and Cochenour project

Goldcorp Canada Ltd./Goldcorp Inc. (“Porcupine”)	Canada	100%	Porcupine mines

Goldcorp Canada Ltd./Goldcorp Inc. (“Musselwhite”)	Canada	100%	Musselwhite mine

Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Éléonore project

Minera Peñasquito S.A. de C.V. and Camino Rojo S.A. de C.V. (“Peñasquito”)	Mexico	100%	Peñasquito mine, and Camino Rojo project

Desarrollos Mineros San Luis S.A. de C.V. (“Los Filos”)	Mexico	100%	Los Filos mines

Minas de la Alta Pimeria S.A. de C.V. (“El Sauzal”)	Mexico	100%	El Sauzal mine

Montana Exploradora de Guatemala S.A. (“Marlin”)	Guatemala	100%	Marlin mine

Entre Mares de Guatemala S.A. (“Cerro Blanco”)	Guatemala	100%	Cerro Blanco project

Oroplata S.A. (“Cerro Negro”)	Argentina	100%	Cerro Negro project

Marigold Mining Company (“Marigold”)	United States	66.7%	Marigold mine

Wharf Resources (USA) Inc. (“Wharf”)	United States	100%	Wharf mine

Sociedad Contractual Minera El Morro (“El Morro”)	Chile	70%	El Morro project

Intercompany assets and liabilities, equity, income, expenses and cash flows between the Company and its subsidiaries are eliminated.

These unaudited condensed interim consolidated financial statements also include the following significant investments in associates that are accounted for using the equity method:

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Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

Associates (note 8)	Location	Ownership interest	Mining properties and development projects owned (note 6)
Minera Alumbrera Limited (“Alumbrera”)	Argentina	37.5%	Alumbrera mine (note 3)

Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40.0%	Pueblo Viejo mine (note 16(a))

Primero Mining Corp.	Mexico	27.0%	San Dimas mine

Tahoe Resources Inc.	Guatemala	39.8%	Escobal

Intercompany transactions between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated. Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates to conform the significant accounting policies used in their preparation to those used by the Company.

3. CHANGES	IN ACCOUNTING POLICIES

Application of new and revised accounting standards

The Company has applied the following new and revised IFRSs in these unaudited condensed interim consolidated financial statements and the Company has restated the 2012 comparative periods, where applicable, accordingly.

Effective from January 1, 2013, IFRS 10 – Consolidated Financial Statements (“IFRS 10”) supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. Concurrent with the issuance of IFRS 10, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”) and IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) and reissued IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures.

Consolidation

IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

Joint arrangements

IFRS 11 supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

Disclosure of interests in other entities

IFRS 12 combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

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Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

As a result of the application of these standards, the Company’s 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company’s consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method, with the Company’s share of net earnings (losses) and net assets separately disclosed in the unaudited condensed interim consolidated statements of (loss) earnings and consolidated balance sheets, respectively.

The Company has accounted for this change in consolidation retrospectively using the transitional requirements of IFRS 10 and the Company has restated the 2012 comparative periods accordingly. A reconciliation of the Company’s 2012 comparative periods, as previously disclosed, to the 2012 comparative periods disclosed in these unaudited condensed interim consolidated financial statements is as follows:

Condensed Interim Consolidated Balance Sheets:

At January 1, 2012
				As previously reported	Adjustment	As presented

Current assets				$2,950	$(139)	$2,811

Mining interests – Owned by subsidiaries				22,673	(424)	22,249

Mining interests – Investments in associates				1,536	404	1,940

Other non-current assets				2,215	(69)	2,146

Total assets				$29,374	$(228)	$29,146

Total liabilities				$(7,889)	$228	$(7,661)

Net assets				$21,485	$-	$21,485

At December 31, 2012
				As previously reported	Adjustment	As presented

Current assets				$2,528	$(333)	$2,195

Mining interests – Owned by subsidiaries				24,279	(377)	23,902

Mining interests – Investments in associates				2,088	575	2,663

Other non-current assets				2,317	(98)	2,219

Total assets				$31,212	$(233)	$30,979

Total liabilities				$(8,283)	$233	$(8,050)

Net assets				$22,929	$-	$22,929

Condensed Interim Consolidated Statements of Earnings and Comprehensive Income:

	Three Months Ended June 30, 2012			Six Months Ended June 30, 2012
	As previously reported	Adjustment	As presented	As previously reported	Adjustment	As presented

Revenues	$1,113	$(32)	$1,081	$2,462	$(170)	$2,292

Earnings from mine operations	494	(3)	491	1,126	(54)	1,072

Share of net losses of associates	(17)	-	(17)	(39)	36	(3)

Earnings before taxes	396	(1)	395	973	(16)	957

Net earnings	$268	$-	$268	$747	$-	$747

Other comprehensive loss, net of tax	(28)	-	(28)	(11)	-	(11)

Total comprehensive income	$240	$-	$240	$736	$-	$736

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Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

Condensed Interim Consolidated Statements of Cash Flows:

	Three Months Ended June 30, 2012			Six Months Ended June 30, 2012
	As previously reported	Adjustment	As presented	As previously reported	Adjustment	As presented

Net earnings	$268	$-	$268	$747	$-	$747

Share of net losses of associates	17	-	17	39	(36)	3

Other	269	(44)	225	90	9	99

Net cash provided by operating activities	$554	$(44)	$510	$876	$(27)	$849

Net cash used in investing activities	$(620)	$5	$(615)	$(947)	$8	$(939)

Net cash used in financing activities	$(107)	$-	$(107)	$(210)	$-	$(210)

Fair value measurement

IFRS 13 – Fair Value Measurement (“IFRS 13”) defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company has applied IFRS 13 on a prospective basis, commencing January 1, 2013.

Employee benefits

A revised IAS 19 – Employee Benefits (“IAS 19”) has introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer or recognize actuarial gains and losses in full in profit or loss and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation.

In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits, and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact on the classification of liabilities associated with those benefits.

The Company has adopted these amendments retrospectively; however, these amendments to IAS 19 did not have a significant impact on the Company’s unaudited condensed interim consolidated financial statements.

Stripping costs in the production phase of a surface mine

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company has applied IFRIC 20 on a prospective basis in compliance with the transitional requirements of IFRIC 20. The application of IFRIC 20 did not result in an adjustment to the Company’s unaudited condensed interim consolidated financial statements.

Financial statement presentation

Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”), effective for annual periods beginning on or after July 1, 2012, require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may

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Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately.

4.	CHANGES IN ACCOUNTING STANDARDS NOT YET EFFECTIVE

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which will be effective for annual periods commencing on or after January 1, 2015. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact the final interpretation is expected to have on its consolidated financial statements.

5.	PRODUCTION COSTS

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012

Raw materials and consumables	$297	$246	$578	$472

Salaries and employee benefits (a )	133	101	260	213

Contractors	103	81	198	164

Royalties	14	19	34	41

Change in inventories (b )	(41)	(29)	(91)	(13)

Other	39	28	69	58

	$545	$446	$1,048	$935

(a)

Excludes $12 million and $38 million of salaries and employee benefits included in corporate administration expense for the three and six months ended June 30, 2013, respectively (three and six months ended June 30, 2012 – $15 million and $31 million, respectively).

(b)

The change in inventories for the three and six months ended June 30, 2013 represents a decrease of $1 million and an increase of $21 million in finished goods inventories, respectively; an increase in stockpiled ore of $19 million and $29 million, respectively; and an increase in work-in-process inventories of $23 million and $41 million, respectively (three and six months ended June 30, 2012 – an increase of $17 million and a decrease of $10 million in finished goods inventories, respectively; a decrease in stockpiled ore of $6 and $13 million, respectively; and an increase in work-in-process inventories of $18 million and $36 million, respectively).

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Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

6.	MINING INTERESTS

	Mining properties
	Depletable	Non-depletable

	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (h )( i)	Investments in associates	Total

Cost

At January 1, 2013 (note 3)	$7,395	$6,528	$8,506	$4,278	$2,663	$29,370

Expenditures on mining interests (b )( c)	300	281	-	462	28	1,071

Share of net earnings of associates	-	-	-	-	54	54

Dividends from associate (note 8(f))	-	-	-	-	(44)	(44)

Transfers and other movements (f)	(4)	308	(317)	66	-	53

At June 30, 2013	7,691	7,117	8,189	4,806	2,701	30,504

Accumulated depreciation and depletion

At January 1, 2013 (note 3)	(1,942)	-	-	(863)		(2,805)

Depreciation and depletion (g )	(194)	-	-	(153)		(347)

Impairment charges (note 7)	(647)	(234)	(1,129)	(265)		(2,275)

Transfers and other movements (f)	(5)	-	-	13		8

At June 30, 2013	(2,788)	(234)	(1,129)	(1,268)		(5,419)

Carrying amount – June 30, 2013	$4,903	$6,883	$7,060	$3,538	$2,701	$25,085

	Mining properties
	Depletable	Non-depletable

	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (h )( i)	Investments in associates (d)( [e] )	Total

Cost

At January 1, 2012 (note 3)	$6,604	$5,682	$8,821	$3,339	$1,940	$26,386

Expenditures on mining interests (b )( c)	642	624	-	721	514	2,501

Share of net earnings of associates (d )( e)	-	-	-	-	210	210

Transfers and other movements (f )	149	222	(315)	218	(1)	273

At December 31, 2012 (note 3)	7,395	6,528	8,506	4,278	2,663	29,370

Accumulated depreciation and depletion

At January 1, 2012 (note 3)	(1,581)	-	-	(616)		(2,197)

Depreciation and depletion (g )	(356)	-	-	(294)		(650)

Transfers and other movements (f )	(5)	-	-	47		42

At December 31, 2012 (note 3)	(1,942)	-	-	(863)		(2,805)

Carrying amount – December 31, 2012	$5,453	$6,528	$8,506	$3,415	$2,663	$26,565

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Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

A summary by property of the carrying amount of mining properties is as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (h )( i)	June 30 2013	December 31 2012 (note 3)	January 1 2012 (note 3)

Red Lake (j)	$673	$965	$734	$478	$2,850	$2,786	$2,592

Porcupine	329	61	-	142	532	512	442

Musselwhite	179	4	112	241	536	519	467

Éléonore (b )	-	1,394	-	575	1,969	1,704	1,235

Peñasquito (a)(b) ( j)	2,446	685	4,461	982	8,574	10,676	10,488

Los Filos	595	23	-	191	809	755	733

El Sauzal	49	-	-	12	61	76	101

Marlin	446	65	35	158	704	739	725

Cerro Blanco (a)	-	47	-	2	49	175	129

Cerro Negro (b )	-	2,340	1,520	539	4,399	4,125	3,670

Marigold	164	17	-	96	277	248	222

Wharf	22	-	-	19	41	41	36

El Morro (b)	-	1,282	112	17	1,411	1,383	1,272

Corporate and Other (k )	-	-	86	86	172	163	137

	$4,903	$6,883	$7,060	$3,538	$22,384	$23,902	$22,249
Investments in associates

Alumbrera (note 3)					534	575	404

Pueblo Viejo					1,628	1,546	1,052

Primero (d)( [e] )					204	197	100

Tahoe					335	345	384

					2,701	2,663	1,940

					$25,085	$26,565	$24,189

(a)

The Company recognized total impairment charges of $2,558 million, before tax (note 7), for the three months ended June 30, 2013, of which $283 million was applied against goodwill relating to Peñasquito and $2,275 million was applied to mining interests based on the relative carrying amounts of the assets as at June 30, 2013 that were subject to the impairment charges. The $2,275 million impairment charges to mining interests were applied as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment	Total

Peñasquito	$647	$108	$1,129	$260	$2,144

Cerro Blanco	-	126	-	5	131

Total	$647	$234	$1,129	$265	2,275

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Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

(b)	Includes capitalized borrowing costs incurred during the three and six months ended June 30 as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012

Éléonore	$6	$3	$10	$6
Camino Rojo (i)	1	2	3	4
Cerro Negro	11	6	19	12
El Morro	4	4	7	8

	$22	$15	$39	$30

The amounts capitalized include borrowing costs on the Company’s $1.5 billion notes (note 10), convertible senior notes (note 10), 1-year $131 million credit facility (note 12(d)(ii)), and 1-year 469 million Argentine peso ($100 million) credit facility (note 12(d)(ii)).

Of the $4 million and $5 million of interest incurred on the drawdown of the two credit facilities for the three and six months ended June 30, 2013, respectively (three and six months ended June 30, 2012 – $nil and $nil, respectively), $4 million and $5 million (three and six months ended June 30, 2012 – $nil and $nil, respectively) have been capitalized as part of the costs of qualifying mining properties, respectively.

The amounts capitalized for all of the borrowings were determined by applying the weighted average cost of borrowings during the three and six months ended June 30, 2013 of 1.31% and 2.92%, respectively (three and six months ended June 30, 2012 of 8.57%), proportionately to the accumulated qualifying expenditures on mining interests.

(c)

During the three and six months ended June 30, 2013, the Company incurred $41 million and $78 million, respectively (three and six months ended June 30, 2012 – $56 million and $119 million, respectively), in exploration and evaluation expenditures, of which $29 million and $53 million, respectively (three and six months ended June 30, 2012 – $40 million and $84 million, respectively), have been capitalized and included in expenditures on mining interests. The remaining $12 million and $25 million, respectively (three and six months ended June 30, 2012 – $16 million and $35 million, respectively), were expensed.

(d)

During the year ended December 31, 2012, the Company recognized a reversal of impairment expense of $65 million in respect of the Company’s equity investment in Primero, primarily due to an increase in Primero’s quoted market price in 2012. The Company had previously recognized a $65 million impairment expense during the year ended December 31, 2011.

(e)

On August 7, 2012, the Company received an additional 8,422,460 Primero shares as settlement of the outstanding $30 million principal of the 1-year convertible note receivable from Primero. As a result of the share issuance, the Company’s shareholding increased to 40.9% of the issued and outstanding common shares of Primero. Subsequently, on October 10, 2012, the Company completed a secondary offering of the 8,422,460 shares for total proceeds of C$44 million ($45 million) and recognized a gain of $12 million, net of selling costs of $2 million. Immediately following completion of the sale, the Company’s shareholding decreased to 32.2% of the issued and outstanding common shares of Primero.

(f)

Transfers and movements primarily represent the reclassification of carrying amounts of reserves, resources and exploration potential as a result of the conversion of the categories of mining properties and deposits on mining interests which are capitalized and included in the carrying amounts of the related mining properties during the period.

(g)

Depreciation and depletion expensed for the three and six months ended June 30, 2013 was $165 million and $315 million, respectively (three and six months ended June 30, 2012 – $144 million and $285 million, respectively), as compared to total depreciation and depletion of $183 million and $347 million, respectively (three and six months ended June 30, 2012 – $160 million and $303 million, respectively), due to the capitalization of depreciation of $11 million and $23 million, respectively (three and six months ended June 30, 2012 – $9 million and $21 million, respectively), relating to development projects, and

GOLDCORP    |  14

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

movements in amounts allocated to work-in-progress inventories of $7 million and $9 million, respectively (three and six months ended June 30, 2012 – $7 million and ($3) million, respectively).

Depletion expense for the three and six months ended June 30, 2013 included $4 million and $7 million, respectively (three and six months ended June 30, 2012 – $3 million and $5 million, respectively), of depletion expense relating to the Company’s reclamation assets.

(h)

At June 30, 2013, assets under construction, and therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $1.1 billion (December 31, 2012 – $771 million; January 1, 2012 – $453 million).

(i)	At June 30, 2013, finance leases included in the carrying amount of plant and equipment amounted to $82 million (December 31, 2012 – $86 million; January 1, 2012 – $2 million).

(j)

The Company’s 100% interests in the Camino Rojo gold project in Mexico and the Cochenour gold project in Canada are included in the carrying amounts of the Peñasquito mining property and Red Lake mining property, respectively.

(k)	Corporate and Other includes exploration properties in Mexico with a carrying value as at June 30, 2013 of $86 million (December 31, 2012 – $86 million; January 1, 2012 – $86 million).

7.	IMPAIRMENT

As at June 30, 2013, the carrying value of the net assets of the Company exceeded its market capitalization, which is an indicator of potential impairment of the carrying value of its net assets. In addition, prior to the close of the quarter ended June 30, 2013, metal prices declined significantly and have subsequently remained at these lower levels. As a result, the Company assessed the recoverable amounts of each of its cash-generating units (“CGU’s”), including goodwill.

a)	Impairment testing

The recoverable amounts of the Company’s mining properties and plant and equipment are determined based on each CGU’s future after-tax cash flows expected to be derived from these mining properties and represent each CGU’s fair-market value less estimated costs to sell (“FVLCTS”). The after-tax cash flows were determined based on life-of-mine (“LOM”) after-tax cash flow projections which incorporate management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures, inflation, and long-term foreign exchange rates. Metal pricing included in the cash flow projections beyond five years is based on historical volatility and consensus analyst pricing. Projected cash flows are discounted using the Company’s weighted average costs of capital which includes estimates for risk-free interest rates, market value of the Company’s equity, market return on equity, share volatility and debt-to-equity financing ratio. Management’s estimate of the FVLCTS is classified as level 3 in the fair value hierarchy (note 12(c)(i)).

i)	Pricing assumptions and impact

The projected cash flows are significantly affected by changes in assumptions for metal prices, future capital expenditures, production costs estimates, discount rates and exchange rates. If metal prices were to remain at spot prices for an extended period of time, the Company would need to re-evaluate the pricing assumptions used for impairment testing. For the 2012 year end (“YE”) annual and second quarter 2013 impairment assessments, the metal prices assumptions were as follows:

GOLDCORP    |  15

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

	YE 2012	Q2 2013	YE 2012 and Q2 2013
Metal price assumptions	2014 to 2018	2014 to 2018	Long-term
Gold (per ounce)	$1,500	$1,400	$1,350
Silver (per ounce)	$27	$23	$24
Copper (per pound)	$3.50	$3.35	$3.00
Zinc (per pound)	$0.95	$0.83	$0.85
Lead (per pound)	$0.95	$0.92	$0.80

During the second quarter of 2013, the metal pricing environment related to valuation of exploration-related in-situ ounces and the market value thereof has also declined with a varying impact dependent on facts and circumstances at each individual project, including external market risk and product mix exposure. The impact of this change in the environment for exploration stage projects was assessed on a CGU by CGU basis, applying the market comparables most closely related to the specifics of the exploration property.

Based on the impairment assessment performed by the Company on its CGUs, including any goodwill allocated to those CGUs, and which incorporated the aforementioned assumptions, the Company concluded that all of the Company’s CGUs exceeded their carrying values with the exception of Peñasquito and Cerro Blanco which incorporated additional assumption changes as noted below.

At June 30, 2013, the Company recorded impairment charges of a $1,958 million, net of tax ($2,558 million before tax), for goodwill and non-current assets as summarized below:

For the three months ended June 30	2013
Peñasquito (1)	$1,827
Cerro Blanco	131
Total	$1,958

(1)	Includes $283 million of impairment charges for goodwill.

ii)	Additional assumptions affecting the carrying value assessment

Peñasquito

Valuation of exploration potential of in-situ ounces

The metal pricing environment related to valuation of exploration-related in-situ ounces and the market value thereof has declined. The exploration potential at Peñasquito is included as part of the Peñasquito CGU and is valued using a market approach, which examines market comparable information and external market risk, taking into account product mix exposure and characteristics of the Peñasquito property. Based on the assessment performed as at June 30, 2013, the Company concluded that the market value per in-situ ounce of the exploration potential at Peñasquito had declined by approximately 25% to 35% resulting in a reduction of the estimated recoverable amount of that exploration potential.

Capital and operating cost assumptions

Capital costs assumptions increased at Peñasquito during the second quarter, as studies were completed and defined an additional water source for Peñasquito referred to as the “North Well Field”. The Company also commenced a follow-up study to analyze optimal tailings deposition for stage 2 of the tailings facility for the potential to enhance long-term water

GOLDCORP    |  16

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

efficiency at Peñasquito. Pending the outcomes of these studies and based on the information available to date, a revised capital cost estimate in relation to the water and tailing project was included in Peñasquito’s current LOM.

The projected cash flows are significantly affected by changes in assumptions about metals prices, future capital expenditures, production costs estimates, discount rates and exchange rates. For the June 30, 2013 impairment assessment, metal price assumptions were as noted in the table above. Future operating costs assumptions included in Peñasquito’s current LOM are $1.70 per tonne of ore mined, $8.50 per tonne of sulphide ore milled, and general and administrative costs of $1.50 per tonne of sulphide ore milled. The discount rate and exchange rates remain unchanged from the year end annual assessment as no significant changes to impact these assumptions have occurred.

Mexican Royalty

During the second quarter of 2013, the Mexican Chamber of Deputies approved a bill which proposes a 5% tax-deductible mining duty calculated on an operating mine’s taxable income before the deduction of interest, taxes, depreciation and amortization. The bill is progressing through the Mexican legislative process and is currently ready for discussion at the level of the Mexican Senate. Management believes the bill will pass and therefore the estimated impact of this mining duty has also been reflected in Peñasquito’s current LOM.

The change in the metal pricing environment related to in-situ exploration ounces and the change in short-term pricing assumptions, in combination with the changes to the LOM and the pending Mexican mining duty, were considered indicators of impairment, and accordingly, an impairment assessment was performed for Peñasquito as at June 30, 2013. As a result of this assessment, an impairment charge of $1,827 million, net of tax ($2,427 million before tax) was recorded, related to the carrying value of $7,945 million on the mining interests of Peñasquito prior to the impairment charge (including goodwill of $283 million) at the end of the second quarter of 2013 (note 6(a)).

Cerro Blanco

During the second quarter of 2013, the Company announced its intention to undertake a strategic review of the Cerro Blanco project which resulted in an impairment charge of $131 million, net of tax ($131 million before tax), against mining interests related to the project’s carrying value. Management concluded in the second quarter as a result of cash flow constraints arising from the declining metal price environment, the Company does not intend to develop this project. However, pending results of the updated project feasibility in the second half of 2013, management will conclude upon a course of action. The estimated recoverable amount is based on management’s best estimate of market value at June 30, 2013 based on the available Measured and Indicated, and Inferred Resources (note 6(a)).

b)	Sensitivity analysis

In addition to the impairment testing performed by the Company at June 30, 2013, the Company also undertook a sensitivity analysis to identify the impact of changes in long-term pricing and production costs relative to current assumptions which would cause a CGU’s carrying amount to exceed the aggregate of its recoverable amount. As at June 30, 2013, the carrying amounts, including goodwill, net of tax, for the Red Lake, Cerro Negro, Éléonore, and Alumbrera CGUs were $3.3 billion, $4.2 billion, $1.7 billion, and $0.5 billion, respectively.

The table below indicates the long-term gold price assumptions required in order for the estimated recoverable amounts to equal the carrying amounts for each of the Red Lake, Cerro Negro, Éléonore, and Alumbrera CGUs.

GOLDCORP    |  17

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

Long-term price – $ per ounce where recoverable amount to equal carrying value
As at June 30, 2013
	Red Lake	Cerro Negro	Éléonore	Alumbrera
Long-term gold price	$ 1,044	$ 1,112	$ 980	$ 670 (1)

(1)

Due to the limited remaining mine life at Alumbrera, its recoverable amount is not significantly impacted by a change in long term gold prices. Alumbrera would require short term prices to be $1,240 for its estimated recoverable value to equal its carrying value.

However, the Company believes that adverse changes in metal price assumptions would impact certain other inputs for the LOM plans, which may offset, to a certain extent, the impact of the adverse changes.

The following change in production cost assumptions required in order for the estimated recoverable amounts to equal the carrying amounts for each of the Red Lake, Cerro Negro, Éléonore, and Alumbrera CGUs is noted below:

	% increase required for recoverable amount to equal carrying value
	As at June 30, 2013
	Red Lake	Cerro Negro	Éléonore	Alumbrera
Production cost	52.7%	25.6%	73.4%	6.5%

Additionally, in response to the recent decline in metal prices, the Company has deferred certain capital expenditures at its mines and projects, including deferrals of certain expenditures at Cerro Negro, Éléonore and Cochenour which could potentially impact the Company’s five-year production profile and estimated recoverable values for those projects.

Argentina’s current inflationary and foreign exchange environment also continues to be evaluated. A key assumption in Cerro Negro’s current LOM after-tax cash flow projections is that total operating costs increased by inflation would be offset by a devaluation of the Argentine peso following production start-up. Should this assumption regarding the future macroeconomic situation in Argentina change, and sustained inflation continues, without a commensurate change in the foreign exchange rate, the estimated recoverable amount of Cerro Negro could be adversely impacted.

8.	INVESTMENTS IN ASSOCIATES

At June 30, 2013, the Company had a 37.5% interest in Alumbrera (a)(f) (note 3), a 40% interest in Pueblo Viejo (a)(b) (note 16(a)), a 27% interest in Primero (a)(c)(g) and a 39.8% interest in Tahoe (a)(c). These investments are accounted for using the equity method and the Company adjusts each associate’s financial results, where appropriate, to give effect to uniform accounting policies. Summarized financial information for Alumbrera, Pueblo Viejo, Primero, and Tahoe on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies, is as follows:

GOLDCORP    |  18

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

	Alumbrera	Pueblo Viejo	Other	Total
	Three months ended June 30, 2013
Revenues	$218	$261	$53	$532
Production costs	(166)	(99)	(20)	(285)
Depreciation and depletion	(44)	(27)	(8)	(79)
Earnings from mine operations	$8	$135	$25	$168
Net (losses) earnings of associates	$(19)	$55	$8	$44
The Company’s equity share of net (losses) earnings of associates	$(7)	$22	$2	$17

	Three months ended June 30, 2012
Revenues	$84	$-	$47	$131
Production costs	(51)	-	(19)	(70)
Depreciation and depletion	(25)	-	(10)	(35)
Earnings from mine operations	$8	$-	$18	$26
Net losses of associates	$(2)	$-	$(33)	$(35)
The Company’s share of net losses of associates	$-	$-	$(13)	$(13)
Impairment expense of investment in associate	-	-	(4)	(4)
The Company’s equity share of net losses of associates	$-	$-	$(17)	$(17)

	Alumbrera	Pueblo Viejo	Other	Total
	Six months ended June 30, 2013
Revenues	$465	$539	$99	$1,103
Production costs	(316)	(190)	(42)	(548)
Depreciation and depletion	(84)	(53)	(19)	(156)
Earnings from mine operations	$65	$296	$38	$399
Net earnings (losses) of associates	$5	$137	$(1)	$141
The Company’s equity share of net earnings (losses) of associates	$2	$55	$(3)	$54

	Six months ended June 30, 2012
Revenues	$453	$-	$54	$507
Production costs	(237)	-	(22)	(259)
Depreciation and depletion	(72)	-	(12)	(84)
Earnings from mine operations	$144	$-	$20	$164
Net earnings (losses) of associates	$93	$2	$(42)	$53
The Company’s share of net earnings (losses) of associates	$36	$1	$(17)	$20
Impairment expense of investment in associate	-	-	(23)	(23)
The Company’s equity share of net earnings (losses) of associates	$36	$1	$(40)	$(3)

GOLDCORP    |  19

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

As at June 30, 2013
	Alumbrera	Pueblo Viejo
Current assets	$665	$454
Non-current assets	1,293	6,960
	1,958	7,414
Current liabilities	188	776
Non-current liabilities	346	2,568
	534	3,344
Net assets	$1,424	$4,070
The Company’s equity share of net assets of associates	$534	$1,628

As at December 31, 2012
	Alumbrera	Pueblo Viejo (d)
Current assets	$887	$259
Non-current assets	1,268	6,977
	2,155	7,236
Current liabilities	286	287
Non-current liabilities	336	3,085
	622	3,372
Net assets	$1,533	$3,864
The Company’s equity share of net assets of associates	$575	$1,546

As at January 1, 2012
	Alumbrera	Pueblo Viejo
Current assets	$370	$116
Non-current assets	1,315	4,721
	1,685	4,837
Current liabilities	241	213
Non-current liabilities	367	1,995
	608	2,208
Net assets	$1,077	$2,629
The Company’s equity share of net assets of associates	$404	$1,052

The Company’s equity share of cash flows of Alumbrera, Pueblo Viejo, Primero and Tahoe are as follows:

	Alumbrera	Pueblo Viejo	Other	Total
	Three months ended June 30, 2013
Net cash (used in) provided by operating activities	$(25)	$32	$(17)	$(10)
Net cash used in investing activities (e)	$(21)	$(45)	$(16)	$(82)
Net cash (used in) provided by financing activities	$(23)	$17	$17	$11

	Three months ended June 30, 2012
Net cash provided by operating activities	$44	$4	$9	$57
Net cash used in investing activities (e)	$(5)	$(107)	$(15)	$(127)
Net cash provided by financing activities	$-	$110	$1	$111

GOLDCORP    |  20

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

	Alumbrera	Pueblo Viejo	Other	Total
	Six months ended June 30, 2013
Net cash provided by operating activities	$40	$69	$(10)	$99
Net cash used in investing activities (e)	$(140)	$(79)	$(37)	$(256)
Net cash (used in) provided by financing activities	$(44)	$29	$10	$(5)

	Six months ended June 30, 2012
Net cash provided by (used in) operating activities	$27	$(29)	$9	$7
Net cash used in investing activities (e)	$(8)	$(205)	$(23)	$(236)
Net cash provided by (used in) financing activities	$-	$247	$(2)	$245
	Alumbrera	Pueblo Viejo	Other	Total
Opening net assets of the Company’s investments in associates at January 1, 2013	$575	$1,546	$542	$2,663
Expenditures and investments, net of distributions (note 6)	-	28	-	28
Dividends from associate (f)	(44)	-	-	(44)
Company’s share of net earnings (losses) of associates	2	55	(3)	54
Other	1	(1)	-	-
Carrying value of the Company’s investment in associates at June 30, 2013	$534	$1,628	$539	$2,701

	Alumbrera	Pueblo Viejo	Other	Total
Opening net assets of the Company’s investments in associates at January 1, 2012	$404	$1,052	$484	$1,940
Expenditures and investments, net of distributions (note 6)	8	506	-	514
Ownership interest in associates acquired in the year (note 6(e))	-	-	30	30
Partial disposition of investment in associate (note 6(e))	-	-	(31)	(31)
Impairment expense reversal of investment in associate (note 6(d))	-	-	65	65
Company’s share of net earnings (losses) of associates (d)	163	(12)	(6)	145
Carrying value of the Company’s investment in associates at December 31, 2012	$575	$1,546	$542	$2,663

(a)

At June 30, 2013, the Company’s share of associates’ commitments was $45 million (December 31, 2012 – $92 million; January 1, 2012 – $331 million). These commitments are included in the Company’s consolidated commitments.

(b)	On January 8, 2013, the Company announced commercial production at the Pueblo Viejo mine.

(c)

The quoted market values of the Company’s investments in Primero and Tahoe at June 30, 2013 were $139 million and $820 million, respectively, based on the closing share prices. At June 30, 2013, the carrying values of these investments were $204 million and $335 million, respectively.

Due to the decline in the market value of Primero, the Company performed an assessment on the recoverable value of Primero against the carrying value of the investment. The Company concluded that no impairment provision is to be recorded at this time as the value-in-use exceeded the carrying value of the investment as of June 30, 2013.

GOLDCORP    |  21

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

(d)	During the year ended December 31, 2012, Pueblo Viejo recognized an impairment expense of $35 million, net of tax (Goldcorp’s share – $14 million), in respect of certain power assets.

(e)	Net cash used in investing activities represents expenditures on mining interests.

(f)	During the three and six months ended June 30, 2013, the Company received dividends of $23 million and $44 million, respectively (three and six months ended June 30, 2012 – $nil) from Alumbrera.

(g)

On May 22, 2013, Primero completed the acquisition of 100% of the issued and outstanding shares of Cerro Resources NL (“Cerro”). Cerro holds a 69% interest in the feasibility stage Cerro del Gallo project in Mexico. The remaining 31% of the Cerro del Gallo project is held by the Company.

9.	SEGMENTED INFORMATION

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

	Revenues (c)(d)		Depreciation and depletion		(Loss) earnings from operations and associates (d)(f)(g)		Expenditures on mining interests (e)
	Three months ended June 30
	2013	2012	2013	2012	2013	2012	2013	2012
Red Lake (a)	$164	$158	$25	$17	$74	$82	$57	$72

Porcupine	98	121	15	14	26	53	27	27

Musselwhite	89	93	13	11	23	32	23	25

Éléonore	-	-	-	-	-	-	147	89

Peñasquito (a) (note 7)	232	337	42	48	(2,455)	130	61	71

Los Filos	118	136	17	14	47	76	44	27

El Sauzal	30	36	9	9	-	13	-	3

Marlin	105	140	35	25	17	66	17	23

Cerro Blanco (note 7)	-	-	-	-	(131)	-	3	14

Alumbrera (j) (note 3)	-	-	-	-	(7)	-	-	-

Cerro Negro (h)	-	-	-	-	-	-	112	98

Marigold	31	29	4	3	6	13	20	10

Wharf	22	31	1	1	8	17	5	3

El Morro	-	-	-	-	-	-	12	36

Pueblo Viejo (j)	-	-	-	-	22	1	15	118

Other (b)	-	-	4	2	(67)	(82)	6	18

Consolidated segment total	$889	$1,081	$165	$144	$(2,437)	$401	$549	$634

Alumbrera (i)(j)	81	32	16	9	10	3	20	4

Pueblo Viejo (i)(j)	105	-	11	-	30	(1)	27	24

Attributable segment total (i)	$1,075	$1,113	$192	$153	$(2,397)	$403	$596	$662

GOLDCORP    |  22

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

	Revenues (c)(d)		Depreciation and depletion		(Loss) earnings from operations and associates (d)(f)(g)		Expenditures on mining interests (e)
	Six months ended June 30
	2013	2012	2013	2012	2013	2012	2013	2012
Red Lake (a)	$385	$353	$52	$35	$200	$194	$122	$133

Porcupine	202	224	28	27	63	92	49	49

Musselwhite	179	187	24	21	53	63	42	44

Éléonore	-	-	-	-	-	-	259	176

Peñasquito (a) (note 7)	485	756	80	98	(2,431)	299	109	143

Los Filos	246	277	32	25	112	162	86	44

El Sauzal	56	71	15	18	4	26	1	6

Marlin	229	285	66	46	58	144	35	46

Cerro Blanco (note 7)	-	-	-	-	(131)	-	6	26

Alumbrera (j) (note 3)	-	-	-	-	2	36	-	-

Cerro Negro (h)	-	-	-	-	-	-	244	150

Marigold	82	74	10	7	24	35	42	20

Wharf	40	65	2	2	16	35	6	4

El Morro	-	-	-	-	-	-	28	64

Pueblo Viejo (j)	-	-	-	-	55	2	29	256

Other (b)	-	-	6	6	(136)	(183)	13	25

Consolidated segment total	$1,904	$2,292	$315	$285	$(2,111)	$905	$1,071	$1,186

Alumbrera (i)(j)	174	170	31	27	22	18	41	7

Pueblo Viejo (i)(j)	216	-	21	-	61	(2)	50	(33)

Attributable segment total (i)	$2,294	$2,462	$367	$312	$(2,028)	$921	$1,162	$1,160

GOLDCORP    |  23

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

	Total Assets
	At June 30 2013	At December 31 2012	At January 1 2012

Red Lake (a)	$3,644	$3,477	$3,039

Porcupine	576	552	483

Musselwhite	570	550	488

Éléonore	2,105	1,808	1,269

Peñasquito (a) (note 7)	9,214	11,790	11,363

Los Filos	1,426	1,223	1,226

El Sauzal	102	140	222

Marlin	846	872	1,159

Cerro Blanco (note 7)	51	180	133

Alumbrera (note 3)	534	575	404

Cerro Negro (h)	5,653	5,312	4,732

Marigold	378	356	324

Wharf	75	83	105

El Morro	1,437	1,395	1,292

Pueblo Viejo	1,628	1,546	1,052

Other (b)	1,790	1,120	1,855

Total	$30,029	$30,979	$29,146

	Total Liabilities
	At June 30 2013	At December 31 2012	At January 1 2012

Red Lake (a)	$90	$124	$95

Porcupine	250	259	173

Musselwhite	78	93	81

Éléonore	511	492	392

Peñasquito (a)	2,340	3,011	2,947

Los Filos	132	116	103

El Sauzal	73	60	60

Marlin	114	115	97

Cerro Blanco	2	3	5

Alumbrera (note 3)	-	-	-

Cerro Negro (h)	1,548	1,362	1,203

Marigold	67	71	71

Wharf	37	39	51

El Morro	444	468	448

Pueblo Viejo	-	-	-

Other (b)	3,301	1,837	1,935

Total	$8,987	$8,050	$7,661

GOLDCORP    |  24

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

(a)	The Company’s 100% interests in the Cochenour gold project in Canada and Camino Rojo gold project in Mexico are included in the Red Lake and Peñasquito reportable operating segments, respectively.

(b)

Other includes corporate activities, the Company’s investments in and results of Primero and Tahoe, certain exploration properties in Mexico and corporate assets which have not been allocated to the above segments. Total corporate assets and liabilities at June 30, 2013 were $1,165 million and $3,301 million, respectively (December 31, 2012 – $492 million and $1,837 million, respectively; January 1, 2012 – $1,285 million and $1,935 million, respectively). At June 30, 2013, exploration properties in Mexico had total assets and total liabilities with carrying values of $86 million and $nil, respectively (December 31, 2012 – $86 million and $nil, respectively; January 1, 2012 – $86 million and $nil, respectively).

(c)

The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party refineries.

The Company’s revenues (excluding attributable share of revenues from associates) for the three and six months ended June 30 are as follows:

		Three Months Ended June 30		Six Months Ended June 30
		2013	2012	2013	2012
Gold		$716	$833	$ 1,539	$1,720
Silver		111	168	249	400
Copper		2	-	5	-
Zinc		37	58	73	116
Lead		23	22	38	56
		$889	$1,081	$ 1,904	$2,292

All reportable operating segments derived their revenue from gold sales other than segments identified in the following tables:

	Three Months Ended June 30

		Peñasquito	Marlin	Alumbrera	Pueblo Viejo

Gold	2013	$99	$68	$29	$102

	2012	$140	$93	$15	$-

Silver	2013	71	37	2	3

	2012	117	47	1	-

Lead	2013	22	-	-	-

	2012	22	-	-	-

Zinc	2013	37	-	-	-

	2012	58	-	-	-

Copper	2013	2	-	47	-

	2012	-	-	15	-

Molybdenum	2013	-	-	3	-

	2012	-	-	1	-

Total – Goldcorp’s share	2013	$232	$105	$81	$105

	2012	$337	$140	$32	$-

GOLDCORP    |  25

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

	Six Months Ended June 30

		Peñasquito	Marlin	Alumbrera	Pueblo Viejo

Gold	2013	$207	$147	$66	$207

	2012	$294	$184	$59	$-

Silver	2013	162	82	6	9

	2012	290	101	4	-

Lead	2013	38	-	-	-

	2012	56	-	-	-

Zinc	2013	73	-	-	-

	2012	116	-	-	-

Copper	2013	5	-	98	-

	2012	-	-	102	-

Molybdenum	2013	-	-	4	-

	2012	-	-	5	-

Total – Goldcorp’s share	2013	$485	$229	$174	$216

	2012	$756	$285	$170	$-

(d)

Intersegment sales and transfers are eliminated in the above information reported to the Company’s chief operating decision maker. For the three and six months ended June 30, 2013, intersegment purchases include ounces purchased from Pueblo Viejo of $103 million and $214 million, respectively (three and six months ended June 30, 2012 – $nil). For the three and six months ended June 30, 2013, revenue related to the sale of these ounces to external third party were $104 million and $215 million, respectively (three and six months ended June 30, 2012 – $nil).

(e)

Segmented expenditures on mining interests include capitalized borrowing costs, net of investment tax credits, and are presented on an accrual basis. Expenditures on mining interests and interest paid in the Condensed Interim Consolidated Statements of Cash Flows are presented on a cash basis. For the three and six months ended June 30, 2013, the change in accrued expenditures and investment tax credits was an increase of $34 million and $67 million, respectively (three and six months ended June 30, 2012 – an increase of $60 million and $54 million, respectively).

(f)

The $33 million of net earnings for the six months ended June 30, 2013 (three and six months ended June 30, 2012 – net expenses of $6 million and net income of $52 million, respectively), which reconciles the Company’s loss from operations and associates of $2,111 million (three and six months ended June 30, 2012 – earnings of $401 million and $905 million, respectively), to the Company’s loss before taxes of $2,078 million (three and six months ended June 30, 2012 – earnings of $395 million and $957 million, respectively), mainly arose from corporate activities and would be primarily allocated to the Other reportable operating segment. There was a negligible difference between net loss from operations and associates and the loss before taxes for the three months ended June 30, 2013.

(g)

The attributable segment total of (loss) earnings from operations and associates eliminates certain non-operating expenses/(income), which includes corporate administration expense, finance costs and income taxes and are included in Alumbrera and Pueblo Viejo’s net equity earnings on a consolidated basis.

(h)

In respect of government regulations, the Company became subject to import restrictions enacted in Argentina relating to equipment, materials and services required for the construction of the Cerro Negro project. In addition, new import substitution requirements were announced in May 2012 requiring the Company to submit its import programs for review 120 days in advance. These new regulations have subjected the Company to delays in the project schedule.

GOLDCORP    |  26

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

(i)

The Company includes certain Alumbrera and Pueblo Viejo operating results on a proportionate basis instead of on an equity basis in its attributable segment totals as part of its segmented information disclosure as these operating results are reported to the Company’s chief operating decision maker on the same basis.

(j)	The net total of expenditures on mining interests for Alumbrera and Pueblo Viejo represent expenditures on mining interests on a proportionate basis instead of on an equity basis.

10.	DEBT FINANCING

	At June 30 2013	At December 31 2012	At January 1 2012
$1.5 billion notes (a)(c)	$1,481	$-	$-
$863 million convertible senior notes (b)(c)	806	783	737
	$2,287	$783	$737

(a)

On March 20, 2013, the Company issued two tranches of notes totalling $1.5 billion, consisting of $500 million of 5-year notes (“5-year Notes”) with a coupon rate of 2.125% and $1.0 billion of 10-year notes (“10-year Notes”) with a coupon rate of 3.70% (collectively, the “Notes” or the “Company’s Notes”) which mature on March 15, 2018 and March 15, 2023, respectively. The Notes are unsecured and interest is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2013. The Company received total proceeds of $1.48 billion, net of transaction costs. Holders of the Notes may redeem their holding at any time during the three months prior to maturity. The 5-year Notes and the 10-year Notes will be accreted to face value over the term of the Notes using an annual effective interest rate of 2.37% and 3.84%, respectively.

(b)

On June 5, 2009, the Company issued convertible senior notes (the “Convertible Notes”) with an aggregate principal amount of $863 million. The Convertible Notes are unsecured and bear interest at an annual rate of 2.0% payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2010, and mature on August 1, 2014.

Holders of the Convertible Notes may convert the Convertible Notes at their option at any time during the period from May 1, 2014 to the maturity date and at any time during the period from June 5, 2009 to May 1, 2014, subject to certain market and other conditions. The Convertible Notes are convertible into the Company’s common shares at a conversion rate of 20.8407 common shares for every $1,000 principal amount of the Convertible Notes, subject to adjustment in certain events. Subject to satisfaction of certain conditions, the Company may, upon conversion by the holder, elect to settle in cash or a combination of cash and common shares. The Convertible Notes are non-redeemable, except upon occurrence of certain changes in Canadian withholding tax laws or a fundamental change.

The option to settle in cash upon conversion results in the conversion feature of the Convertible Notes being accounted for as an embedded derivative which must be separately accounted for at fair value upon initial recognition. Subsequently, the conversion feature is measured at fair value at each reporting date and the movement reported in net earnings (notes 12(a) & 12(c)(ii)). The carrying amount of the debt component upon initial recognition was calculated as the difference between the proceeds received for the Convertible Notes and the fair value of the conversion feature, and is accreted to the face value of the Convertible Notes over the term of the Convertible Notes using an annual effective interest rate of 8.57%.

(c)

Of the $29 million and $46 million of interest incurred, including accretion expense, on the Company’s Notes and the Convertible Notes for the three and six months ended June 30, 2013 (three and six months ended June 30, 2012 – $15 million and $30 million, respectively), $18 million and $34 million has been capitalized as part of the costs of qualifying mining properties, respectively (three and six months ended June 30, 2012 – $15 million and $30 million, respectively) (note

GOLDCORP    |  27

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

6(b)). Interest incurred, including accretion expense, that has not been capitalized is included in finance costs in the Condensed Interim Consolidated Statements of (Loss) Earnings.

11.	INCOME TAXES

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012

Current income tax (recovery) expense	$ (17)	$ 54	$ 116	$ 288
Deferred income tax (recovery) expense	(486)	73	(569)	(78)

Income tax (recovery) expense	$ (503)	$ 127	$ (453)	$ 210

Income tax (recovery) expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings (loss) before taxes. These differences result from the following items:

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012

(Loss) earnings before taxes	$ (2,437)	$ 395	$ (2,078)	$ 957

Canadian federal and provincial income tax rates	25%	25%	25%	25%

Income tax (recovery) expense based on Canadian federal and provincial income tax rates	(609)	99	(520)	239

Increase (decrease) attributable to:
Impact of foreign exchange on deferred income tax assets and liabilities (note 12(d)(iii))	74	53	57	(2)
Other impacts of foreign exchange (note 12(d)(iii))	1	2	(5)	2
Non-deductible expenditures	6	6	10	14
Effects of different foreign statutory tax rates on earnings of subsidiaries	(3)	1	(5)	11
Non-taxable mark-to-market gains on Convertible Notes (note 12(a))	(3)	(12)	(11)	(25)
Impact of Mexican inflation on tax values	2	3	(7)	(4)
Impact of impairment on mining interests (note 7)	(32)	-	(32)	-
Non-deductible impairment charges to goodwill (note 7)	71	-	71	-
Other	(10)	(25)	(11)	(25)
	$ (503)	$ 127	$ (453)	$ 210

GOLDCORP    |  28

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

12.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”)

The Company’s financial assets and liabilities classified as at FVTPL (note 12(c)(ii)) are as follows:

	At June 30 2013	At December 31 2012	At January 1 2012

Current derivative assets (1)

Foreign currency, heating oil, copper, lead, zinc and silver contracts	$35	$42	$20

Investments in warrants	-	-	1

	$35	$42	$21

Non-current derivative assets (1)

Foreign currency contracts	$3	$-	$-

	$3	$-	$-

Current derivative liabilities

Foreign currency, heating oil, copper, lead, zinc and silver contracts	$(32)	$(30)	$(28)

Non-financial contract to sell silver to Silver Wheaton (i)	(22)	(38)	(37)

	$(54)	$(68)	$(65)

Non-current derivative liabilities

Foreign currency contracts	$(4)	$-	$-

Non-financial contract to sell silver to Silver Wheaton (i)	(3)	(22)	(53)

Conversion feature of Convertible Notes (notes 10 & 12(c)(ii))	(11)	(57)	(184)

	$(18)	$(79)	$(237)

(1)	Included in other current and non-current assets on the Condensed Interim Consolidated Balance Sheets.

In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL (note 12(c)(ii)) by the Company as follows:

	At June 30 2013	At December 31 2012	At January 1 2012

Arising from sales of metal concentrates – classified as at FVTPL	$144	$298	$249

Not arising from sales of metal concentrates – classified as loans and receivables	310	269	154

Accounts receivable	$454	$567	$403

GOLDCORP    |  29

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

The net gains on derivatives for the three and six months ended June 30 were comprised of the following:

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012

Realized gains (losses)

Foreign currency, heating oil, copper, lead, zinc and silver contracts	$11	$4	$16	$9

Non-financial contract to sell silver to Silver Wheaton (i)	(2)	(4)	(7)	(9)
	9	-	9	-
Unrealized gains (losses)

Foreign currency, heating oil, copper, lead, zinc and silver contracts	(19)	(1)	(10)	14

Investments in warrants	-	-	-	(1)

Non-financial contract to sell silver to Silver Wheaton (i)	19	20	26	9

Conversion feature of Convertible Notes	13	48	46	100
	13	67	62	122
	$22	$67	$71	$122

(i)	Non-financial contract to sell silver to Silver Wheaton Corporation (“Silver Wheaton”)

At June 30, 2013, management estimates that the fair value of the Company’s commitment to deliver 1.5 million ounces of silver to Silver Wheaton during each of the four contract years ending August 5, 2014 at a fixed price per ounce is $25 million (December 31, 2012 – $60 million; January 1, 2012 – $90 million). The fair value was estimated as the difference between the forward market prices of silver for the remainder of the four contract years ending August 5, 2014, ranging from $18.71 to $19.22 per ounce (December 31, 2012 – $30.24 to $30.42 per ounce; January 1, 2012 – $28.04 to $29.55 per ounce) and the fixed price of $4.04 per ounce, receivable from Silver Wheaton, subject to an annual adjustment for inflation, multiplied by the remaining ounces to be delivered, and discounted using the Company’s after-tax weighted average cost of capital. The remaining total ounces to be delivered by the Company as at June 30, 2013 were 1.6 million ounces (December 31, 2012 – 2.4 million ounces; January 1, 2012 – 3.9 million ounces).

(b)	Financial assets designated as available-for-sale

The Company’s investments in marketable securities (included in other current assets) and investment in securities (included in non-current assets) are designated as available-for-sale. The unrealized losses on available-for-sale investments recognized in other comprehensive loss (“OCI”) for the three and six months ended June 30 were as follows:

GOLDCORP    |  30

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012

Mark-to-market losses on available-for-sale securities	$(37)	$(88)	$(75)	$(74)

Deferred income tax recovery in OCI	5	10	9	8

Unrealized losses on securities, net of tax	(32)	(78)	(66)	(66)

Reclassification adjustment for impairment losses included in net (loss) earnings, net of tax of $1 million (2012 – $7 million)	9	50	13	55

Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net (loss) earnings, net of tax recovery of $1 million (2012 – $nil)	-	-	(1)	-

	$(23)	$(28)	$(54)	$(11)

(c)	Fair value information

(i)	Fair value measurements of financial assets and liabilities recognized on the Condensed Interim Consolidated Balance Sheets

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

At June 30, 2013, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value on a recurring basis are categorized as follows:

	June 30, 2013		December 31, 2012		January 1, 2012
	Level 1	Level 2	Level 1	Level 2	Level 1	Level 2

Cash and cash equivalents (note 15)	$899	$-	$757	$-	$1,458	$-

Marketable securities (1)	1	-	12	-	15	-

Accounts receivable arising from sales of metal concentrates (note 12(a))	-	144	-	298	-	249

Investments in warrants	-	-	-	-	1	-

Investments in equity securities	92	-	162	-	207	-

Current derivative assets (note 12(a))	-	35	-	42	-	21

Non-current derivative assets (note 12(a))	-	3	-	-	-	-

Current derivative liabilities (note 12(a))	-	(54)	-	(68)	-	(65)

Non-current derivative liabilities (note 12(a))	-	(18)	-	(79)	-	(237)

(1)	Included in other current assets on the Condensed Interim Consolidated Balance Sheets.

At June 30, 2013, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

GOLDCORP    |  31

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between Level 1 and Level 2 during the three and six months ended June 30, 2013.

At June 30, 2013, there were no financial assets or liabilities measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2012 – $nil; January 1, 2012 – $nil). However, at June 30, 2013, mining properties and goodwill related to certain CGUs were written down to their recoverable amounts. Certain assumptions used in the calculation of these recoverable amounts are categorized as Level 3 in the fair value hierarchy (note 7).

(ii)	Valuation methodologies for Level 2 financial assets and liabilities

Accounts receivable arising from sales of metal concentrates:

The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

Current derivative assets and liabilities:

The Company’s current derivative assets and liabilities are comprised of commodity and currency forward and option contracts and the current portion of the Company’s non-financial contract to sell silver to Silver Wheaton. The fair values of the forward contracts are calculated using discounted contractual cash flows based on quoted forward curves and discount rates incorporating LIBOR and the applicable yield curve. The fair values of the option contracts are priced using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates and option adjusted credit spreads.

Non-financial contract to sell silver to Silver Wheaton:

The fair value of ounces to be delivered is calculated using quoted silver forward prices over the contractual term less the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, and discounted using the Company’s after-tax weighted average cost of capital (note 12(a)(i)).

Conversion feature of Convertible Notes:

The fair value of the conversion feature is calculated using an option pricing model. The model utilizes a discounted cash flow analysis using a discount rate with an option adjusted credit spread, and the closing price of the Company’s Convertible Notes at the balance sheet date, which are traded in an active market (notes 10 & 12(a)).

(iii)	Fair values of financial assets and liabilities not already measured and recognized at fair value on the Condensed Interim Consolidated Balance Sheets

At June 30, 2013, the carrying amounts of money market investments, accounts receivable not arising from sales of metal concentrates, and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

$1.5 billion Notes:

The initial recognition amount of the Company’s Notes has been accreted from March 20, 2013 to June 30, 2013 based on an annual effective interest rate of 2.37% and 3.84% for the 5-year Notes and 10-year Notes, respectively (note 10). At June 30, 2013, management estimates the market interest rate on the Company’s borrowings to be approximately 2.42% and 4.00% per annum, respectively. Based on the estimated market interest rate on our borrowings, the fair value of the Notes is

GOLDCORP    |  32

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

comparable to its carrying amount of $1,494 billion, which includes $1,481 billion of accreted principal and $13 million of accrued interest payable included in accounts payable and accrued liabilities.

Convertible Notes:

The initial recognition amount of the liability component of the Company’s Convertible Notes has been accreted from June 5, 2009 to June 30, 2013 based on an annual effective interest rate of 8.57% (note 10). At June 30, 2013, the fair value of the liability component of the Company’s Convertible Notes calculated using the closing price of the Convertible Notes at June 30, 2013, and bifurcating the fair value of the conversion option, was $859 million compared to a carrying amount of $813 million, which includes $806 million of accreted principal balance included in long-term debt and $7 million of accrued interest payable included in accounts payable and accrued liabilities.

Primero 5-year Promissory Note:

The Primero 5-year Promissory Note has been accreted from August 6, 2010 to June 30, 2013, based on an annual effective interest rate of 5.50%. Management estimates the market interest rate on similar borrowings has decreased to approximately 4.94% per annum as at June 30, 2013. Based on the estimated market interest rate on similar borrowings, the fair value of the Primero 5-year Promissory Note is comparable to its carrying amount of $34 million, which includes $33 million of accreted principal and $1 million of accrued interest receivable included in other current assets.

The fair value of financial assets and liabilities not already measured and recognized at fair values are measured using Level 2 inputs in the fair value hierarchy.

(d)	Financial instruments and related risks

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no change in the Company’s objectives and policies for managing this risk during the three and six months ended June 30, 2013.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. There has been no significant change in the Company’s objectives and policies for managing this risk during the three and six months ended June 30, 2013. However, in light of the recent decline in metal prices, access to capital markets has become more constrained with a potential to increase the cost of any future borrowings.

During the three and six months ended June 30, 2013, the Company generated operating cash flows of $80 million and $374 million, respectively (three and six months ended June 30, 2012 – $510 million and $849 million, respectively). At June 30,

GOLDCORP    |  33

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

2013, Goldcorp held cash and cash equivalents of $899 million (December 31, 2012 – $757 million; January 1, 2012 – $1,458 million) and working capital of $1,815 million (December 31, 2012 – $1,127 million; January 1, 2012 – $2,130 million) which the Company defines as current assets less current liabilities. The Company also held $491 million of deposits with terms greater than 90 days at June 30, 2013 (December 31, 2012 – $nil; January 1, 2012 – $272 million).

On March 20, 2013, the Company issued two tranches of notes totalling $1.5 billion, consisting of $500 million of 5-year Notes with a coupon rate of 2.125% and $1.0 billion of 10-year Notes with a coupon rate of 3.70% (note 10). The Notes are unsecured and interest is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2013. The Company received proceeds of $1.48 billion, net of transaction costs. Holders of the Notes may redeem their holding at any time during the three months prior to maturity.

During the three months ended March 31, 2013, the Company’s Cerro Negro project in Argentina entered into a 1-year $131 million credit facility agreement with Alumbrera. The principal drawn bears interest at 2% per annum. At June 30, 2013, Cerro Negro had drawn $131 million against the facility which has been recorded in other current liabilities in the Condensed Interim Consolidated Balance Sheets.

On December 18, 2012, the Company entered into a 1-year 469 million Argentine peso ($100 million) credit facility with a third party in Argentina. This credit facility will be used to fund construction at the Company’s Cerro Negro project. The facility bears interest at Badlar, the average interest rate paid on short-term deposits over 1 million Argentine pesos, plus a floating margin based on 75% of the differential between the general lending rate and the deposit rate set by the Standard Bank Argentina S.A. At June 30, 2013, the Company had drawn 220 million Argentine peso ($41 million) against the credit facility (December 31, 2012 – 220 million Argentine peso ($45 million); January 1, 2012 – $nil) which has been recorded in other current liabilities in the Condensed Interim Consolidated Balance Sheets.

At June 30, 2013, the Company had an undrawn $2.0 billion revolving credit facility available.

In April 2010, Barrick Gold Corporation (“Barrick”), the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo (Goldcorp’s share – $414 million). The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing amount is divided into three tranches consisting of $375 million, $400 million and $260 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375 million tranche bears a fixed coupon rate of 4.02% for the entire fifteen years. The $400 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. At June 30, 2013, there was a total of $940 million drawn against the credit facility (Goldcorp’s share – $376 million). Subsequently, in July 2013, the remaining balance of $95 million was drawn against the credit facility (Goldcorp’s share – $38 million) for total outstanding balance of $1.035 billion (Goldcorp’s share – $414 million).

At June 30, 2013, the Company had letters of credit outstanding and secured deposits in the amount of $422 million (December 31, 2012 – $427 million; January 1, 2012 – $308 million).

In the opinion of management, the working capital at June 30, 2013, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. At June 30, 2013, the Company’s capital and operating commitments over the next twelve months, including its share of commitments of its associates, amounted to $757 million (December 31, 2012 – $755 million; January 1, 2012 – $768 million). The Company’s total planned capital

GOLDCORP    |  34

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

expenditures for 2013 are $2.6 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, El Morro and Camino Rojo).

For the periods beyond 2013, the Company’s cash flows from operations and available funding under the Company’s loan and credit facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake, Pueblo Viejo and Cerro Negro.

(iii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. There has been no change in the Company’s objectives and policies for managing this risk during the three and six months ended June 30, 2013.

The Company is exposed to currency risk through financial assets and liabilities, and deferred income tax assets and liabilities denominated in currencies other than US dollars (“the foreign currencies”).

During the three and six months ended June 30, 2013, the Company recognized a net foreign exchange loss of $25 million and $23 million, respectively (three and six months ended June 30, 2012 – net loss of $8 million and net gain of $1 million, respectively). Based on the Company’s net exposures (other than those relating to taxes) at June 30, 2013, a 10% depreciation or appreciation of the foreign currencies against the US dollar would have resulted in an approximate $11 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the three and six months ended June 30, 2013, the Company recognized a net foreign exchange loss of $78 million and $58 million in income tax expense on income taxes receivable/(payable) and deferred taxes, respectively (three and six months ended June 30, 2012 – net loss of $54 million and $3 million, respectively). Based on the Company’s net exposures relating to taxes at June 30, 2013, a 10% depreciation or appreciation of the foreign currencies against the US dollar would have resulted in an approximate $164 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the three and six months ended June 30, 2013, and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk primarily on its outstanding borrowings, its share of the Pueblo Viejo project financing and credit facility, and its cash and cash equivalents, money market investments, certain short-term credit facilities and interest-bearing receivables.

There has been no significant change in the Company’s exposure to interest rate risk, and there has been no change to its objectives and policies for managing these risks during the three and six months ended June 30, 2013.

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to price risk during the three and six months ended June 30, 2013.

GOLDCORP    |  35

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity investment, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

13.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock options

The Company granted 0.6 million stock options to its employees and officers during the three months ended June 30, 2013, which vest over a period of 3 years, are exercisable at C$27.53 to C$29.63 per option, expire in 2018, and had a total fair value of $3 million at the date of grant. The Company granted 2.7 million stock options to its employees and officers during the three months ended March 31, 2013, which vest over a period of 3 years, are exercisable at C$33.48 per option, expire in 2018, and had a total fair value of $20 million at the date of grant.

There were no stock options granted during the three months ended June 30, 2012. The Company granted 1.5 million stock options to its employees and officers during the three months ended March 31, 2012, which vest over a period of 3 years, are exercisable at C$48.72 per option, expire in 2017, and had a total fair value of $18 million at the date of grant.

The fair value of stock options granted during the three months ended June 30, 2013 was calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

2013

Expected life	3 years

Expected volatility	33.7%

Expected dividend yield	2.1%

Estimated forfeiture rate	9.3%

Risk-free interest rate	1.1%

Weighted average share price of options granted	$28.27

Weighted average fair value per option	$5.76

The expected volatility assumption is based on the historical and implied volatility of Goldcorp’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

GOLDCORP    |  36

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

The following table summarizes the changes in outstanding stock options during the six months ended June 30, 2013 and 2012:

	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)

At January 1, 2013	16,345	$42.01

Granted	3,281	32.64

Exercised	(10)	20.56

Forfeited/expired	(1,716)	40.38

At June 30, 2013	17,900	$40.46

At January 1, 2012	17,574	$41.49

Granted	1,536	48.72

Exercised	(276)	34.85

Forfeited	(584)	46.28

At June 30, 2012	18,250	$42.04

During the three and six months ended June 30, 2013, the weighted average share price at the date stock options were exercised was C$26.32 and C$32.78, respectively (three and six months ended June 30, 2012 – C$38.90 and C$42.66, respectively).

The following table summarizes information about the Company’s stock options outstanding at June 30, 2013:

	Options Outstanding			Options Exercisable
Exercise Prices (C$/option)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)
$16.87 – $19.23	665	$18.48	1.4	665	$18.48	1.4
$24.40 – $27.53	854	26.14	4.2	630	25.64	3.9
$28.84 – $31.93	1,005	30.51	3.7	632	31.02	3.0
$33.48 – $35.66	4,693	34.41	3.0	2,030	35.60	0.9
$37.82 – $40.79	236	38.73	1.2	208	38.56	0.9
$44.50 – $46.76	4,275	44.53	1.9	4,248	44.52	1.9
$48.16 – $48.72	6,172	48.28	2.9	3,709	48.23	2.8
	17,900	$40.46	2.7	12,122	$40.94	2.1

(b)	Restricted share units (“RSUs”)

The Company issued 121,187 RSUs during the three months ended June 30, 2013, of which 31,500 vested immediately, with the remainder vesting over 3 years. The total fair value for the RSUs issued was $3 million based on the market value of the underlying shares at the date of issuance (weighted average fair value per RSU – $28.74). There were 1.6 million RSUs granted during the three months ended March 31, 2013, which vest over 3 years and had a total fair value of $49 million based on the market value of the underlying shares at the date of issuance (weighted average fair value per RSU – $33.60).

The Company issued 36,495 RSUs during the three months ended June 30, 2012, of which 35,000 vested immediately, with the remainder vesting over 3 years. The total fair value for the RSUs issued was $1 million at the date of issuance (weighted

GOLDCORP    |  37

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

average fair value per RSU – $38.26). There were 1.2 million RSUs granted during the three months ended March 31, 2012, which vest over 3 years and had a total fair value of $51 million at the date of issuance (weighted average fair value per RSU – $48.80).

At June 30, 2013, there were 2.5 million RSUs outstanding (December 31, 2012 – 1.4 million; January 1, 2012 – 0.7 million).

(c)	Stock options and restricted share units compensation expense

For the three and six months ended June 30, 2013, share-based compensation expense relating to stock options and RSUs, which is included in corporate administration in the Condensed Interim Consolidated Statements of (Loss) Earnings with a corresponding credit to shareholders’ equity, was $21 million and $35 million, respectively (three and six months ended June 30, 2012 – $24 million and $48 million, respectively).

(d)	Performance share units (“PSUs”) compensation expense

During the three months ended June 30, 2013, the Company issued 94,713 PSUs with a total fair value of $2 million at the date of issuance. During the three months ended March 31, 2013, the Company issued 294,897 PSUs with a total fair value of $7 million at the date of issuance.

There were no PSUs issued during the three months ended June 30, 2012. During the three months ended March 31, 2012, the Company issued 183,155 PSUs with a total fair value of $8 million at the date of issuance.

The fair value of PSUs granted during the three months ended June 30, 2013 was calculated as of the date of grant using a binomial pricing model with the following weighted average assumptions:

2013

Expected life	3 years

Expected volatility	33.9%

Expected dividend yield	2.2%

Estimated forfeiture rate	9.1%

Risk-free interest rate	1.2%

Weighted average share price	$29.15

Total share-based compensation expense included in corporate administration in the Condensed Interim Consolidated Statements of (Loss) Earnings relating to PSUs for the three and six months ended June 30, 2013 was $nil and $3 million, respectively (three and six months ended June 30, 2012 – recovery of $2 million and an expense of $2 million, respectively).

At June 30, 2013, the carrying amount of PSUs outstanding and included in current liabilities and other non-current liabilities in the Condensed Interim Consolidated Balance Sheet was $8 million and $2 million, respectively (December 31, 2012 – $3 million and $5 million, respectively; January 1, 2012 – $nil and $7 million, respectively). At June 30, 2013, the total intrinsic value of PSUs outstanding and vested was $nil (December 31, 2012 – $nil; January 1, 2012 – $nil).

(e)	Phantom restricted units (“PRUs”)

On January 22, 2013, the Board of Directors approved a Phantom Restricted Units Plan (“the Plan”). Under the Plan, participants will be granted a number of PRUs and will be entitled to a cash payment equivalent to the fair market value of one common share for each PRU held by the participant on the vesting date.

The Company issued 7,063 PRUs during the three months ended June 30, 2013, which vest over 3 years and had a negligible fair value based on the market value of the underlying shares at the date of issuance (weighted average fair value per unit – $28.82). There were 397,681 PRUs issued during the three months ended March 31, 2013, which vest over 3

GOLDCORP    |  38

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

years and had a total fair value of $12 million based on the market value of the underlying shares at the date of issuance (weighted average fair value per unit – $32.57).

Total share-based compensation included in corporate administration in the Condensed Interim Consolidated Statements of (Loss) Earnings relating to the PRUs the three and six months ended June 30, 2013 was $1 million and $2 million, respectively.

At June 30, 2013, the total carrying amount of PRUs outstanding and included in current liabilities and other non-current liabilities in the Condensed Interim Consolidated Balance Sheet was $2 million (December 31, 2012 – $nil; January 1, 2012 – $nil).

(f)	Employee share purchase plan

During the three and six months ended June 30, 2013, the Company recorded compensation expense of $1 million and $2 million, respectively (three and six months ended June 30, 2012 – $1 million and $2 million, respectively), which is included in corporate administration in the Condensed Interim Consolidated Statements of (Loss) Earnings, representing the Company’s contributions to the employee share purchase plan measured using the market price of the underlying shares at the dates of contribution.

(g)	Issued share capital

The Company has an unlimited number of authorized shares and does not reserve shares for issuances in connection with the exercise of stock options and the vesting of restricted share units.

14.	PER SHARE INFORMATION

Net (loss) earnings per share for the three and six months ended June 30 was calculated based on the following:

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
Basic net (loss) earnings	$(1,934)	$268	$(1,625)	$747

Effect of dilutive securities:

Conversion feature of Convertible Notes – change in fair value recognized in (loss) earnings	-	(48)	(46)	(100)
Diluted net (loss) earnings	$(1,934)	$220	$(1,671)	$647

Net (loss) earnings per share for the three and six months ended June 30 was calculated based on the following:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2013	2012	2013	2012

Basic weighted average number of shares outstanding	812,043	810,420	811,857	810,233

Effect of dilutive securities:

Stock options	-	939	-	1,390

RSUs	-	1,491	-	1,491

Share purchase warrants	-	-	-	-

Convertible Notes	-	18,108	18,235	18,073
Diluted weighted average number of shares outstanding	812,043	830,958	830,092	831,187

GOLDCORP    |  39

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

As a result of a net loss incurred during the three and six months ended June 30, 2013, the effect of the following securities was anti-dilutive, and therefore excluded from the computation of diluted net loss per share. Had the securities been dilutive, the computation of diluted net loss per share and the diluted weighted average number of shares outstanding would have included the following:

June 30, 2013	Three Months Ended	Six Months Ended
Effect on diluted net loss:

Conversion feature of Convertible Notes – gain in fair value recognized in earnings during the period	$13	$-

Effect on diluted weighted average number of shares outstanding (in thousands):

Stock options	316	431

RSUs	2,476	2,476

Convertible Notes	18,290	-
Total	21,082	2,907

The weighted average number of stock options outstanding during the three and six months ended June 30, 2013 was 17.6 million and 16.6 million, respectively (three and six months ended June 30, 2012 – 18.2 million and 17.8 million, respectively). If the Company did not incur a net loss for the three and six months ended June 30, 2013, 1.4 million and 2.0 million of the weighted average number of stock options outstanding during the three and six months ended June 30, 2013, respectively, would have been dilutive (three and six months ended June 30, 2012 – 4.5 million and 6.5 million, respectively) and included in the above table. The effect of the remaining 16.2 million and 14.6 million of these stock options for the three and six months ended June 30, 2013, respectively, (three and six months ended June 30, 2012 – 13.7 million and 11.3 million, respectively) would have been anti-dilutive because the underlying exercise prices exceeded the average market price of the underlying common shares of C$28.95 and C$31.84 (three and six months ended June 30, 2012 – C$38.90 and C$42.66, respectively).

Dividends declared:

During the three and six months ended June 30, 2013, the Company declared and paid to its shareholders dividends of $0.15 and $0.30 per share, respectively, for total dividends of $121 million and $243 million, respectively (three and six months ended June 30, 2012 – $0.135 and $0.27 per share, respectively, for total dividends of $110 million and $219 million, respectively). For the period July 1, 2013 to July 25, 2013, the Company declared dividends payable of $0.05 per share for total dividends of approximately $41 million.

15.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012

Change in operating working capital

Accounts receivable	$(23)	$127	$68	$(42)

Inventories and stockpiled ore	(62)	(40)	(121)	(39)

Accounts payable and accrued liabilities	34	(57)	(45)	(18)

Income taxes payable	(169)	(25)	(161)	11

Other	(45)	(14)	(51)	(12)
	$(265)	$(9)	$(310)	$(100)

GOLDCORP    |  40

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
Operating activities include the following cash received (paid):

Interest received	$1	$2	$3	$3

Interest paid	-	-	(5)	-

Income taxes received	-	28	-	28

Income taxes paid	(151)	(105)	(274)	(303)

Investing activities include the following cash received (paid):

Purchases of money-market investments	(45)	-	(596)	(10)

Proceeds from the maturity of money-market investments	105	10	105	283

Purchases of available-for-sale securities	-	(3)	(2)	(7)

Investing activities of discontinued operations include the following cash received:

Principal repayment on promissory note receivable from Primero	-	-	8	5

		At June 30 2013	At December 31 2012	At January 1 2012
Cash and cash equivalents are comprised of:

Cash		$281	$455	$151

Short-term money market investments		618	302	1,307
		$899	$757	$1,458

GOLDCORP    |  41

Second Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

16.	CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

(a)

On May 8, 2013, the Dominican government and Pueblo Viejo Dominicana Corporation (“PVDC”) entered a non-binding memorandum of understanding that provided in general terms that the parties would attempt to finalize an agreement that would resulting in bringing forward payments to the government into the early years of the project but resulting in no more than a $1.5 billion impact on the modeled net present value of the project, assuming a $1,600 per ounce gold price, and that would impose an alternate minimum tax structure. Talks to finalize such an agreement continue in a constructive manner, but to-date the parties have not finalized the agreement. The overall impact of such an agreement on the profitability and operations of the mine cannot yet be ascertained beyond the general parameters outlined in the memorandum of understanding.

(b)

Article 27 of the Mexican Constitution and subsequent legislation established the “ejido” and communal landholding as forms of land tenure in Mexico. There are eleven ejido communities in the vicinity of the Company’s Mexican mining operations and ejido lands cover all of the lands used by the Company for its current mining operations at its Peñasquito, Los Filos and El Sauzal mines. The Company enters into temporary occupation agreements ranging from 5 to 30 years with the ejido communities which allows the Company to use the surface of the lands for its mining operations. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or amend existing agreements. Failure to reach agreement may cause delays to operations and projects, and on occasion, lead to litigation.

17.	SUBSEQUENT EVENT

On June 13, 2013, the Province of Santa Cruz passed amendments to the Provincial Tax Code and Provincial Tax Law, which imposes a new tax on mining real estate property in the Province. The tax will amount to 1% of the value of the economically viable reserves of mining projects as indicated in feasibility studies filed with the Province or as published in a corporation’s annual financial statements. The new law came into force on July 5, 2013. There are a number of uncertainties surrounding the scope, calculation and enforcement of the tax and the mining industry is waiting for publication of regulations detailing these matters. It is expected that the tax will be payable annually by the Company’s Cerro Negro project, which is currently under construction.

GOLDCORP    |  42

CORPORATE OFFICE

Park Place

Suite 3400 – 666 Burrard Street

Vancouver, BC V6C 2X8 Canada

Tel:      (604) 696-3000

Fax:     (604) 696-3001

www.goldcorp.com

TORONTO OFFICE

Suite 3201 – 130 Adelaide Street West

Toronto, ON M5H 3P5 Canada

Tel:      (416) 865-0326

Fax:     (416) 359-9787

RENO OFFICE

Suite 310 – 5190 Neil Road

Reno, NV 89502 United States

Tel:      (775) 827-4600

Fax:     (775) 827-5044

MEXICO OFFICE

Paseo de las Palmas 425 - 15

Lomas de Chapultepec

11000 Mexico, D.F.

Tel:      52 (55) 5201-9600

GUATEMALA OFFICE

5ta avenida 5-55 zona 14 Europlaza

Torre 1 Nivel 6 oficina 601

Guatemala City

Guatemala, 01014

Tel:      502 2329 2600

ARGENTINA OFFICE

Maipu 255, Piso 12

C1084ABE Capital Federal

Buenos Aires, Argentina

Tel:      54 114 323 7000

CHILE OFFICE

Avda. Apoquindo 4501, oficina 703

Las Condes

Santiago 7580125, Chile

Tel:      562 898 9300

STOCK EXCHANGE LISTING

Toronto Stock Exchange: G

New York Stock Exchange: GG

TRANSFER AGENT

CIBC Mellon Trust Company

(Canadian Stock Transfer Company Inc. acts as

Administrative Agent for CIBC Mellon Trust Company)

Suite 1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1 Canada

Toll free in Canada and the US:

     (800) 387-0825

Outside of Canada and the US:

     (416) 682-3860

inquiries@canstockta.com

www.canstockta.com

AUDITORS

Deloitte LLP

Vancouver, BC

INVESTOR RELATIONS

Jeff Wilhoit

Vice President, Investor Relations

Toll free:    (800) 567-6223

Email:        info@goldcorp.com

REGULATORY FILINGS

The Company’s filings with the Ontario Securities Commission can be accessed on SEDAR at www.sedar.com.

The Company’s filings with the US Securities and

Exchange Commission can be accessed on EDGAR

at www.sec.gov.

GOLDCORP    |  43